Exhibit 1

Incredimail Recreates the Email Experience

Beginning with the iPad, Incredimail gives you your inbox with a better view

TEL AVIV and SEATTLE – March 7, 2013 – Perion Network Ltd. (NASDAQ: PERI), developer of the leading email client Incredimail, today debuted its latest version of Incredimail, forever changing the email experience for iPad owners. Incredimail for the iPad, is the first email application truly adapted for the touch-screen, and is the first major redesign of email in over 20 years. It redesigns the inbox, unifies multiple email accounts, creates a photo inbox from your friends and family Facebook photos, and elevates messages so their contents can easily be seen by users at a glance, in an intuitive “magazine-by-touch” format.

“We love email and believe it is, and will remain, a vital form of communication for years to come. But the new Incredimail is more than that.  It is both a unified messaging application, including a photo inbox, as well as a bold new step in recreating the experience as needed for a multi-screen world, especially for newer mobile formats that have seen explosive growth,” said Josef Mandelbaum, CEO of Perion. “We think users, especially our users, are going to love Incredimail for the iPad. It changes the entire email experience, tailored just for devices like the iPad. We look forward to extending this quality experience to the iPhone, Android and other devices later this year and eventually even bring this exciting new email to the desktop.”

In its recent survey1, Perion found that consumers, especially second wave adopters, now prefer the iPad for reading and writing email, beating out PCs and smartphones by a wide margin. But the survey also found that typically passionate iPad users were not as pleased as they could be with their current email choices. Previous email applications were designed for the PC era, and until now, there has not been a major rethink of the email experience for a multi-screen mobile world.

Incredimail‘s striking visual design provides innovative functionality for users, to easily view and share email content, including articles, photos and videos. Incredimail redesigns the email experience bringing the elegance and ease-of-use consumers love from the iPad to their inboxes.

Incredimail is available for free download in the App Store. Highlights that users can enjoy with Incredimail for the iPad include:

•	Unified Inbox: Add as many email accounts as you want and view them in a unified inbox, or view each account separately. Incredimail currently supports Gmail, Yahoo!, AOL, and any other IMAP account.

•	Quick Peeks: See a quick preview of emails directly from the inbox, without having to open them.

1 http://www.perion.com/presscenter, January 23, 2013

•
Photo Inbox: In addition to the regular email inbox, enjoy a photo inbox that features photos from friends and family, keeping you fully up to date with the people that matter most (starting with Facebook photos, others will be added soon).

•
Link Previews (a.k.a. Snippets): All links sent to you including photos, videos and articles, are presented as a preview within the email for a pleasant and uninterrupted email experience. Links you send are also viewed as previews by the email recipient.

•	Email Stationery: Enjoy a specially designed email stationery collection to add a personal style to emails you send. Additional stationery and rich content coming soon.

•	Built-In Web Browser: Search and browse the web right inside your inbox, ensuring an uninterrupted experience.

•	Future features to include: POP3 email support, other social platforms like Facebook Twitter and LinkedIn, and more photo integration with Picasa Web, Flickr and Instagram.

iPad
08:58
31 %
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IMAGE 1: The redesigned inbox on Incredimail for the iPad

iPad 08:58 31 %

Mom's birthday next Friday

Andrea 10:06 2012 April 30 Mark

Hi Ann!

Don't forget that we're celebrating Mom's birthday next Friday! We're planning a serious party and everyone is coming. Joe's even going to bring his new girlfriend!!!
Could you bring your delicious apple crumble and a couple of bottles of wine? Come as early as you can, since I'm definitely going to need your help.

Thanks! Can't wait to see you

xoxo
Andrea

IMAGE 2: Full screen message view on Incredimail for the iPad

IMAGE 3: Photo Inbox on Incredimail for the iPad

“Incredimail brings together the potential of new devices with the beautiful visual interface that iPad users enjoy,” said Ron Harari, General Manager of Perion’s Communication Products Division. “The team has been focused on the vision of bringing a new look to email and we're proud to deliver some exciting new tweaks to the best of traditional email."

For more information on Incredimail, please visit ipad.incredimail.com or to download the app through the Apple App Store, Click Here.

About Perion Network Ltd.

Perion Network, Ltd. (NASDAQ: PERI) is a global consumer internet company that develops applications to make the online experience of its users simple, safe and enjoyable. Perion’s three main consumer brands are: Incredimail, Smilebox and SweetIM. Incredimail is a unified messaging application enabling consumers to manage multiple email accounts and Facebook messages in one place with an easy-to-use interface and extensive personalization features, and is available in over 100 countries in 8 languages; Smilebox is a leading photo sharing and social expression product and service that quickly turn life's moments into digital keepsakes for sharing and connecting with friends and family, in a fun and personal way.  SweetIM is an instant messaging application that enables consumers to personalize their everyday communications with free, fun and easy to use content. Perion products have had over 300 million downloads to date with more than 50 million monthly visitors across all of its brands. Most of Perion’s applications are monetized through a freemium model. Free versions of our applications are monetized primarily through our toolbar which generates search revenue and display advertising revenue, generated through impressions. A more advanced feature-rich version of many of our products is available with a premium upgrade. Perion also offers and develops a range of products for mobile phones and tablets to answer its users increasing mobile demands. For more information on Perion please visit www.perion.com.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “will,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. In addition, the financial information set forth in this press release is not an indication of the future financial results of the Company following the consummation of the acquisition. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, potential litigation associated with the transaction, risks that the Company's acquisition activities may disrupt current plans and operations and pose difficulties in employee retention, risks entailed in integrating acquired businesses, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2011. The Company does not assume any obligation to update these forward-looking statements.

Media Contact:

Adam Goodvach
Director of Consumer Insight
Perion Network Ltd.
+972-3-7696100

Investor Relations:

Hayden/MS-IR LLC
Brett Maas/ Miri Segal-Scharia
646-536-7331/ 917-607-8654
Brett@haydenir.com  /  msegal@ms-ir.com

Source: Perion Network Ltd